Exhibit 12.2

LEXINGTON REALTY TRUST
For the year ended December 31,
($000’s)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Earnings	2008	2007	2006	2005	2004
Income (loss) before benefit (provision) for income taxes, noncontrolling interest, equity in earnings of non-consolidated entities, gains on sale-affiliates and discontinued operations	$11,098	$(62,407)	$(13,912)	$11,545	$21,297
Interest expense	155,062	161,747	61,671	53,214	34,598
Amortization expense — debt cost	4,462	4,409	1,611	1,250	897
Cash received from joint ventures	28,052	17,388	22,239	14,663	5,294
Total	$198,674	$121,137	$71,609	$80,672	$62,086

Fixed charges:
Interest expense	$155,062	$161,747	$61,671	$53,214	$34,598
Amortization expense — debt cost	4,462	4,409	1,611	1,250	897
Capitalized interest expense	350	277	513	816	225
Preferred Stock dividend	26,915	26,733	16,435	16,435	6,945
Total	$186,789	$193,166	$80,230	$71,715	$42,665

Ratio	1.06	N/A	N/A	1.12	1.46

N/A - Ratio is less than 1.0, deficit of $72,029 and $8,621 existed at December 31, 2007 and 2006, respectively.

Including debt satisfaction (gains) charges in the calculations results in ratios of earnings to combined fixed charges and preferred dividends for the years ended December 31, 2008, 2005 and 2004 of 1.09, 1.13 and 1.45, respectively.